MOODY SECURITIES, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
REQUIRED BY SEC RULE 17A-5**

DECEMBER 31, 2021

MOODY SECURITIES, LLC

Table of Contents

December 31, 2021

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SEC FILE NUMBER
68069

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Moody Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9655 Katy Freeway, Suite 600
(No. and Street)

Houston	Texas	77024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Engel	713-977-7500	rengel@moodysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Frazier & Deeter, LLC
(Name – if individual, state last, first, and middle name)

1230 Peachtree Street, Suite 1500	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

10/14/2003	215
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Engel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Moody Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: R Engel



Title: Chief Financial Officer

Elizabeth T. Meyers
Notary Public

ELIZABETH T. MEYERS
My Notary ID # 6486304
Expires June 28, 2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Member of
Moody Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Moody Securities, LLC, (the "Company") as of December 31, 2021, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information included in the supplemental schedules has been subjected to audit procedures performed in conjunction with the audit of Moody Securities, LLC's financial statements. The supplemental information is the responsibility of Moody Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frazier + Deeter, LLC

We have served as the Company's auditor since 2012.
Atlanta, Georgia
February 28, 2022

MOODY SECURITIES, LLC

Statement of Financial Condition

December 31, 2021

Assets

Cash	$	342,568
Prepaid expenses		129,168
Operating lease right-of-use asset		24,000
Total Assets	$	495,736

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	103,903
Due to other broker dealer		37,376
Operating lease liability		24,000
Total liabilities		165,279
Commitments and contingencies		
Member's equity		330,457
Total Liabilities and Member's Equity	$	495,736

MOODY SECURITIES, LLC

Statement of Operations

For the Year Ended December 31, 2021

Revenues	$	3,323,895
Operating expenses:		
Commissions		2,991,649
General and administrative		566,660
Management fees		120,000
Registration and filing fees		35,873
Legal and professional fees		78,110
Payroll and related taxes		951,548
Total operating expenses		4,743,840
Net loss	$	(1,419,945)

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2021

	Total Member's Equity
Balance at January 1, 2021	$ 223,112
Member cash contributions	1,527,290
Net loss	(1,419,945)
Balance at December 31, 2021	$ 330,457

MOODY SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash flows from operating activities:	
Net loss	$ (1,419,945)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(45,172)
Accounts payable and accrued expenses	32,183
Due to other broker dealers	(32,624)
Operating lease right-of-use asset	12,000
Operating lease liability	(12,000)
Net cash used in operating activities	(1,465,558)
Cash flows from financing activities:	
Member cash contributions	1,527,290
Net cash provided by financing activities	1,527,290
Net increase in cash	61,732
Cash - beginning of year	280,836
Cash - end of year	$ 342,568

Note 1 - General information and summary of significant accounting policies:

Description of business

Moody Securities, LLC (the "Company") was formed on September 21, 2007, as a Delaware Limited Liability Company for the purpose of providing financial services primarily to entities related to its sole member. The Company is a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

To date, the Company has received its funding from contributions from its sole member and its continued existence, in the absence of adequate cash flows from operations or other sources, will be dependent on receiving continued support from its member.

The Company is the dealer manager for Moody National DST Sponsor, LLC's ("DST Sponsor") offering of the extension of unsecured promissory notes issued pursuant to DST Sponsor's 2019 offering of unsecured promissory notes. The Company receives a selling commission of up to 5.0% of the principal amount of promissory notes of DST Sponsor's offering for which the maturity date is extended, all or a portion of which could be re-allowed to participating broker-dealers. In addition, DST Sponsor pays the Company a non-accountable marketing and due diligence allowance equal to 1.0% of the principal amount of promissory notes of DST Sponsor's offering for which the maturity date is extended, a portion of which could be re-allowed to participating broker-dealers. The Company also receives a placement fee equal to 0.5% of the principal amount of promissory notes of DST Sponsor's offering for which the maturity date is extended. The Company may also solicit the extension of the maturity date of the promissory notes as a selling group member, thereby becoming entitled to selling commissions. The total aggregate amount of selling commissions, allowances, and placement fees will not exceed 6.5% of DST Sponsor's offerings.

The Company is also the dealer manager for Moody National Financial Fund II, LLC's ("Financial Fund II") offering of limited liability units in Financial Fund II. The Company receives a selling commission of up to 6.0% of purchase price of limited liability units sold in Financial Fund II's offering, all or a portion of which could be re-allowed to participating broker-dealers. The Company also receives a placement fee equal to 0.5% of the purchase price of limited liability units sold in Financial Fund II's offering and the Company receives a non-accountable marketing and due diligence allowance equal to 1.0% of the purchase price of limited liability units sold in Financial Fund II's offering, a portion of which could be re-allowed to participating broker-dealers.

The Company is also the dealer manager for Moody Mosaic DST's ("Mosaic DST") offering of beneficial ownership interests. The Company receives a selling commission of up to 6.0% of purchase price of beneficial interests sold in Mosaic DST's offering, all or a portion of which could be re-allowed to participating broker-dealers. In addition, Mosaic DST pays the Company a non-

accountable marketing and due diligence allowance equal to 1.0% of purchase price of beneficial interests sold in Mosaic DST's offering, a portion of which could be re-allowed to participating broker-dealers. The Company also receives a placement fee equal to 1.0% of purchase price of beneficial interests sold in Mosaic DST's offering. The Company may sell beneficial ownership interests in Mosaic DST as a selling group member, thereby becoming entitled to selling commissions. The total aggregate amount of selling commissions, allowances, and placement fees will not exceed 8.0% of purchase price of beneficial interests sold in Mosaic DST's offering.

Basis of presentation

The Company has adopted the Financial Accounting Standards Board ("FASB") Codification ("Codification"). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company was formed as a limited liability company and is treated as a sole proprietorship for federal income tax purposes. The earnings and losses of the Company are included in the member's income tax return. Consequently, the Company's income or loss is presented without a provision for federal and state income taxes. The Company's income or loss is allocated to the member in accordance with the organizational agreement.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. The Company does not file composite state income tax returns. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the member and not to the Company.

As of December 31, 2021, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Revenue recognition policy

All of the Company's revenues are considered to be revenues from contracts with customers. The Company does not have customer accounts receivable or obligations for warranties, returns or refunds to customers. The Company does not have revenue recognized from performance obligations that were satisfied in prior periods, and the Company does not have any transaction price allocated to unsatisfied performance obligations. No judgements or estimates are necessary in the identification and timing of satisfaction of performance obligations and the related allocation of transaction price. The Company believes that the Company's recognized revenue represents a faithful depiction of the transfer of services to the Company's customers.

The Company earns revenue through various investment banking activities primarily as an advisor in services related to debt and equity securities offerings. Commissions and management fee revenues are generally earned and recognized only upon satisfaction of the performance obligation. The performance obligation is deemed to be satisfied when the investor's funds are received by the issuer and all other terms of the subscription agreement have been met.

Financial instruments and credit risk

The financial instrument which potentially subjects the Company to credit risk is cash. The Company maintains its cash with a major domestic bank. From time to time, cash may exceed federally insured limits. The Company has not incurred losses related to these deposits.

Fair value of financial instruments

The Company's financial instruments consist of cash. The carrying amount of cash approximates fair value because of the short-term nature of this item.

MOODY SECURITIES, LLC

Notes to Financial Statements

December 31, 2021

Note 2 - Related party transactions:

Effective January 1, 2016, the Company entered into an office and administrative services agreement with a Company affiliated with its sole member through common ownership structured in accordance with the broker-dealer expense reporting provisions established by the U.S. Securities and Exchange Commission ("SEC"). On July 1, 2016, the Company entered into a new office and administrative services agreement with a Company affiliated with its sole member on the same terms and conditions as the January 1, 2016 agreement. The agreement automatically renews on an annual basis and includes furnishing of office space, supplies and equipment and facilitating the Company's payroll, insurance and employee benefits function. The Company paid $120,000 in management fees to this affiliate during the year ended December 31, 2021.

Effective January 1, 2016, the Company entered into a sublease agreement with an affiliate to lease office space in Houston, Texas for $1,000 per month. Total rent expense related to this agreement for the year ended December 31, 2021 was $12,000. Effective January 1, 2021, the termination date was extended for an additional three year term from December 31, 2021 to December 31, 2023. Under a new accounting standard, operating leases are capitalized on the balance sheet by recording an asset and a liability. The liability is accounted for using an estimated amortized cost basis. Amortization of the right-of-use asset is calculated as the difference between straight line rent and interest expense for the period. The Company used a discount rate is 0.5% per annum applied to monthly cash obligations for the remaining term of the lease of $1,000 per month, or $24,000 total.

The Company received all of its revenue of $3,323,895 for the year ended December 31, 2021 from DST Sponsor, Financial Fund II, and Mosaic DST, related parties through common control.

Note 3 - Consulting agreement:

During January 2009, the Company entered into a consulting services agreement with MGL Consulting Corporation ("MGL") to provide bookkeeping services and FINRA compliance services. The agreement automatically renews on an annual basis until terminated by either party. The agreement includes a fixed monthly professional fee, plus additional professional fees regarding financial bookkeeping and regulatory compliance, which are billed based on MGL's fixed fee contract. Consulting fees incurred to MGL were approximately $41,250 for the year ended December 31, 2021.

MOODY SECURITIES, LLC

Financial Statements

December 31, 2021

Note   4 - Net capital requirements:

In accordance with Rule 15c3-1 of the SEC, the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital. As of December 31, 2021, the Company's net capital, as defined, of $201,289 exceeded the required minimum of $11,019 by $ 190,270 and its ratio of aggregate indebtedness to net capital was 0.8211 to 1.0.

Note   5 - Subordinated liabilities:

There were no liabilities subordinated to claims of general creditors at any time during the year. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2021.

Note   6 - Subsequent events:

The Company entered into a dealer manager agreement with Moody CY Waterbury DST effective February 18, 2022 ("Waterbury DST") regarding the offering of beneficial ownership interests in Waterbury DST. The Company receives a selling commission of up to 6.0% of purchase price of beneficial interests sold in Waterbury DST's offering, all or a portion of which could be re-allowed to participating broker-dealers. In addition, Waterbury DST pays the Company a non-accountable marketing and due diligence allowance equal to 1.0% of purchase price of beneficial interests sold in Waterbury DST's offering, a portion of which could be re-allowed to participating broker-dealers. The Company also receives a placement fee equal to 1.0% of purchase price of beneficial interests sold in Waterbury DST's offering. The Company may sell beneficial ownership interests in Waterbury DST as a selling group member, thereby becoming entitled to selling commissions. The total aggregate amount of selling commissions, allowances, and placement fees will not exceed 8.0% of purchase price of beneficial interests sold in Waterbury DST's offering. No sales of beneficial ownership interests in Waterbury DST had occurred as of February 28, 2022.

SUPPLEMENTAL INFORMATION

MOODY SECURITIES, LLC

Schedule I: *Net Capital Computation Under Rule 15c3-1 of the Securities and Exchange Commission*

For the Year Ended December 31, 2021

Net capital requirement, the greater of:			$	11,019
1/15 of Aggregate Indebtedness	$	11,019		
Minimum Dollar Requirement		5,000		
Net capital				201,289
Excess Net Capital:			$	190,270
Aggregate indebtedness			$	165,279
Excess net capital @ 100%				
(Net capital, less 10% aggregate indebtedness)			$	184,761
Ratio of aggregate indebtedness to net capital				82.11%
Ratio of subordinated indebtedness to debt/equity total				N/A
120% of required capital			$	13,223
Net capital in excess of 120% of required net capital			$	188,066
Total assets			$	495,736
Less - total liabilities				165,279
Net worth				330,457
Deductions from and/or charges to net worth:				
Total non-allowable assets	$	129,168		
Other deductions or charges		-		
Total deductions from net worth				
				129,168
Net capital before haircuts on securities positions				201,289
Haircuts on securities:				
Certificates of deposit and commercial paper		-		
U.S. and Canadian government obligations		-		
State and municipal government obligations		-		
Corporate obligations		-		
Stock and warrants		-		
Options		-		
Arbitrage		-		
Other securities		-		
Undue concentration		-		-
Net capital			$	201,289
Reconciliation with the Company's Computation (included in				
Part II of Form X-17A-5) as of December 31, 2021:				
Net capital, as reported in the Company's Part II (unaudited):				
Focus Report			$	201,289
Audit adjustments:				
None				-
Net capital, per above			$	201,289

MOODY SECURITIES, LLC

Schedule II: Exemption From SEC Rule 15c3-3

For the Year Ended December 31, 2021

Moody Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities; (2) broker or dealer selling tax shelters or limited partnerships in primary distributions; and (3) broker or dealer selling registered, non-listed Real Estate Investment Trusts ("REITs"), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of Moody Securities, LLC

We have reviewed management's statements, included in the accompanying Moody Securities, LLC's Exemption Report, in which (1) Moody Securities, LLC claimed it had no obligations under 17 C.F.R. § 240.15c3-3 (the "exemption provisions") and (2) Moody Securities, LLC stated that Moody Securities, LLC had no obligations under 17 C.F.R. § 240.15c3-3 the most recent fiscal year without exception. Moody Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moody Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Atlanta, Georgia
February 28, 2022

Frazier + Deeter, LLC

MOODY SECURITIES, LLC

Financial Statements

December 31, 2021

Moody Securities, LLC's Exemption Report

Moody Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities; (2) broker or dealer selling tax shelters or limited partnerships in primary distributions; and (3) broker or dealer selling registered, non-listed Real Estate Investment Trusts ("REITs"), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Moody Securities, LLC

I, Robert Engel, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
Signature

_____
Title   CFO

February 28, 2022

Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Management of
Moody Securities, LLC
Houston, Texas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the SIPC Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Moody Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to a copy of check number 3908 dated February 3, 2022 in the amount of $348, and check number 3769 dated July 29, 2021 in the amount of $150, noting no differences;

2. Compared the Total Revenues of $3,323,895 reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenues amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared the total commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $2,991,650 reported in the Form SIPC-7 to the audited trial balance as of December 31, 2021, noting a difference of $1; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Atlanta, Georgia
February 28, 2022

Frazier + Deeter, LLC